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SEC FILE NUMBER
8-41807

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 Crown Point Parkway, Suite 240
(No. and Street)

Atlanta (City) Georgia (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Borzello (404) 262-2719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

316 Alexander St., Suite 4 (Address) Marietta (City) Georgia (State) 30060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Borzello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Wealth Management, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public


MIMOSA BERNARD
Notary Public
Dekalb County
State of Georgia
My Commission Expires Aug 10, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on internal accounting structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN WEALTH MANAGEMENT, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2006 AND DECEMBER 31, 2005

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
American Wealth Management, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial condition of American Wealth Management, Inc. (a Georgia Corporation), as of December 31, 2006 and December 31, 2005, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended that you are filing pursuant to 17a-5 under the Security and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Wealth Management, Inc., as of December 31, 2006 and December 31, 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Goldman & Company, CPAs, PC
Marietta, Georgia
February 12, 2007

 The Accompanying Notes to the Financial Statements are an Integral Part of these Statements

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

EXHIBIT A

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION

	December 31, 2006	December 31, 2005
ASSETS		
Cash – Checking	$ 50,920	$ 92,502
Cash & Cash Equivalent-Money Market	30,653	28,916
Cash & Cash Equivalent-Clearing Deposit	25,093	25,760
Cash – AWM #2	123,835	119,580
Total Cash & Cash Equivalents	230,502	266,758
Commissions Receivable – Brokers	2,741	9,470
Employee Loans	-0-	8,300
Prepaid Expenses	18,718	18,718
Receivable from Clearing	11,509	14,418
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $50,236 and $49,227	2,264	3,272
Other Receivables	2,211	2,211
Receivable for Past Income Tax (Note 3A)	3,602	3,602
Advances to Stockholder (Note 7)	145,731	160,460
Security Deposit	6,511	1,280
TOTAL ASSETS	$ 423,789	$ 488,489

LIABILITIES AND SHAREHOLDERS' EQUITY

	December 31, 2006	December 31, 2005
LIABILITIES		
Payroll Tax Payable	$ 3,698	$ 25,259
Accrued Expenses (Note 6)	7,101	1,500
Commissions Payable (Note 6)	30,935	61,542
Income Taxes Payable	4,278	3,935
Lawsuit Settlement Liability (Note 5)	60,031	80,641
TOTAL LIABILITIES	$ 106,043	$ 172,877

 The Accompanying Notes to the Financial Statements are an Integral Part of these Statements

Continued

EXHIBIT A

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
(Continued)

	December 31, 2006	December 31, 2005
SHAREHOLDERS' EQUITY (EXHIBIT C)		
Common Stock - $6 Stated Value, 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding	$ 6,000	$ 6,000
Additional Paid-In Capital	31,100	31,100
Retained Earnings	280,646	278,512
TOTAL SHAREHOLDERS' EQUITY	317,746	315,612
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 423,789	$ 488,489

 The Accompanying Notes to the Financial Statements are an Integral Part of these Statements

EXHIBIT B

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF INCOME

	Year Ended	
	December 31, 2006	December 31, 2005
REVENUE		
Commissions	$ 2,815,264	$ 2,867,010
Interest and Other Income	447,950	202,442
Total Revenue	$ 3,263,214	$ 3,069,452
COSTS AND EXPENSES		
Clearing Costs (Note 2)	$ 165,107	$ 127,307
Commissions	2,592,681	2,444,190
Insurance	13,724	36,407
Payroll Taxes	71,155	12,756
Quote System	23,251	40,644
Rent (Note 8)	62,920	59,290
Salaries & Wages	204,097	181,709
Legal & Professional Fees	40,379	35,721
General and Administrative	83,488	78,137
Total Costs and Expenses	$ 3,256,802	$ 3,016,161
(Loss) Income before Income Tax Provision	$ 6,412	$ 53,291
(Benefit) Provision for Income Taxes (Note 3B)	$ 4,278	$ 11,182
NET (LOSS) INCOME	$ 2,134	$ 42,109

 The Accompanying Notes to the Financial Statements are an Integral Part of these Statements

EXHIBIT C

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholders' Equity
BALANCE - December 31, 2004	1,000	$ 6,000	$ 31,100	$ 286,403	$ 323,503
2005 NET INCOME(LOSS) (Exhibit B)	-0-	-0-	-0-	42,109	42,109
Dividends Paid in 2005	-0-	-0-	-0-	(50,000)	(50,000)
BALANCE - December 31, 2005	1,000	$ 6,000	$ 31,100	$ 278,512	$ 315,612
2006 NET INCOME(LOSS) (Exhibit B)	-0-	-0-	-0-	2,134	2,134
Dividends Paid in 2006	-0-	-0-	-0-	-0-	-0-
BALANCE - December 31, 2006	1,000	$ 6,000	$ 31,100	$ 280,646	$ 317,746

 The Accompanying Notes to the Financial Statements are an Integral Part of these Statements

EXHIBIT D

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CASH FLOWS

	December 31, 2006	December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss) Profit	$ 2,134	$ 42,109
Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities:		
Depreciation	1,009	457
Deferred Tax Benefit	-0-	7,247
(Increase) Decrease in Operating Assets:		
Commissions Receivable – Brokers	6,729	(2,492)
Other Receivables	2,908	(14,418)
Prepaid Expenses	-0-	-0-
Security Deposit	(5,231)	-0-
Increase (Decrease) in Operating Liabilities:		
Commissions Payable	(30,609)	56,469
Payroll Taxes Payable	(21,560)	612
Income Tax Payable	343	3,935
Accounts Payable	3,741	-0-
Accrued Settlement Costs	(18,750)	(47,764)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$ (59,286)	$ (204)
CASH FLOWS FROM INVESTING ACTIVITIES		
Furniture and Fixtures	-0-	(2,762)
Dividends Paid	-0-	(50,000)
Employee Loans	8,300	(4,250)
Decrease (Increase) on Advances to Stockholder	14,730	(41,563)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	$ 23,030	$ (98,575)
CASH FLOWS FROM FINANCING ACTIVITIES FINANCING ACTIVITIES	$ -0-	$ -0-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (36,256)	$ (52,420)
CASH AT BEGINNING OF YEAR	$ 266,758	$ 319,178
CASH AT END OF YEAR	$ 230,502	$ 266,758
Supplemental Information:		
Interest Paid	-0-	-0-
Income Taxes Paid	$ 3,935	$ -0-

 The Accompanying Notes to the Financial Statements are an Integral Part of these Statements

AMERICAN WEALTH MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed November 1, 1989, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, The National Association of Securities Dealers, and the Georgia Securities Commissions. Pursuant to the registration, the Company must maintain a minimum net capital requirement of the greater of 6 2/3% of aggregate indebtedness or $5,000 and is not authorized to hold securities or funds for customers. American Wealth Management, Inc. clears all transactions with and for customers on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto (see Note 2.)

B. The Company files income tax returns on the accrual basis and the financial statements are prepared on the accrual basis of accounting.

C. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments are capitalized.

D. Commission income and the related expense are recorded on a settlement date basis.

E. Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

F. The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. The results of operations of the Company are included in the income tax returns of American Wealth Management. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities. There were no temporary differences outstanding at 12/31/2006.

2. CLEARING BROKER-DEALER AGREEMENT

In January 1990, the Company entered into an agreement with Raymond James, an independent broker-dealer, to provide clearing, execution, and data processing services. The initial term of the agreement was two years; thereafter, the agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. Clearing charges of 8% to 25% of commissions earned are withheld from the monthly remittance. Raymond James is responsible for all clearing transactions and maintenance of customer accounts for the company.

3A. RECEIVABLE FOR PAST INCOME TAXES

Receivable for Past Income Tax as of December 31, 2006 and December 31, 2005, is as follows:

Pre-tax Financial Loss at 12/31/03	$ (20,033)
Plus Permanent Differences	2,883
Net Operating Loss:	$ (17,150)
Federal Tax Benefit at 15%	$ 2,573
Georgia Tax Benefit at 6%	1,029
Total Receivable for Past Income Tax at 12/31/04	$ 3,602
Activity for 2004 and 2005	-0-
Total Receivable for Past Income tax at 12/31/05 & 12/31/06	$ 3,602

The tax benefit results from carrying back the 2003 net operating loss to taxable years 2001 and 2002. This creates a tax refund receivable of $3,602. The loss carry back was not done in 2004, but will be done in 2007 thus the receivable still exists. This will use all the taxable income for 2001 and 2002 and the loss for 2004 generated a net operating loss carry over (see below) which was utilized in 2005.

3B. INCOME TAX (BENEFIT) PROVISION

The components of income tax (benefit) provision are as follows:

	2006	2005
Current	$ 4,278	$ 3,935
Deferred Tax Benefit	-0-	7,247
Total Income Tax (benefit) Provision	$ 4,278	$ 11,182

In 2004, the Company generated a deferred tax asset of $7,247 representing a tax loss and credit carry forward. The tax loss was realized in 2005 thus it was used in the 2005 income tax calculation for 2005 above.

In 2006, the Company had large permanent timing differences that increase taxable income and caused the income tax rate on tax provision in the accompanying Statement of Income to be higher than in the prior year as follows:

	2006	2005
Pre-Tax Financial Income	6,412	53,291
Permanent Differences:		
Plus:		
Fines and Penalties	15,428	1,183
½ Meals and Entertainment	564	848
Donations	811	1,399
Less:		
GA Income Tax	1,222	1,093
Taxable Income	20,370	55,628
Income Tax on above	4,278	11,182
Provision Rate	66.7	20.1

4. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. LAWSUIT SETTLEMENT LIABILITY

In December 2004, the Company settled a legal action through arbitration procedures for reimbursement for losses sustained by a client in the years 2000 and 2001. Under the settlement, the Company agreed to provide monetary relief of $175,000, of which $50,000 was paid in 2004 and $125,000 is to be paid out over the next 50 months beginning on January 1, 2005. The present value of the cost of the settlement and estimated additional legal fees totaling $128,405, were included in results of operations for 2004, as "Lawsuit Settlement Liability". The amount of $30,000 was paid on this obligation in 2005 and $30,000 in 2006. Also, the Company settled with the NASD in 2006, as a result of an audit of its accounts. The Company agreed to pay a fine of $15,000, which is included in these financial statements as part of General and Administrative Expense. The Company paid $3,750 in January 2007 and the remainder will be paid over 24 months plus interest at 3% plus prime. The liability of $15,000 is included in this account.

6. COMMITMENTS AND CONTINGENCIES

In March, 2003, a joint report was issued by the staff of the SEC, National Association of Securities Dealers ("NASD") and NYSE regarding the results of an "examination sweep" of a sample of broker-dealers that sell mutual funds with front-end sales loads. The report concluded that many securities firms failed to provide breakpoint discounts in certain instances where customers were eligible to receive them. Following that report, the NASD required certain member firms to conduct a self-assessment of breakpoint compliance and report the results to the NASD. The Company was required to participate in this self-assessment program by notifying customers during a specified period and report results of that self-assessment to the NASD. In compliance with the most recent communication from the NASD the Company has calculated its expected liability for the breakpoint discounts that should have been granted to customers. As of December 31, 2005 and December 31, 2006, the Company has estimated an amount due to customers for breakpoint discounts of $1,500, which is included in Accrued Expenses. No claims have been paid as a result of this contingency as of December 31, 2006.

7. ADVANCES TO STOCKHOLDER

The company had at December 31, 2006 and December 31, 2005 an advance to Stockholder that is due on demand and is uncollateralized of $145,731 and $160,460. The advance to stockholder carries an interest rate of 3% due on 12/31/06. Accrued interest receivable is $33,809 at December 31, 2005 and $38,334 at December 31, 2006 and is included in the balance of the advance to stockholder at December 31, 2005 and December 31, 2006.

8. OPERATING LEASE

The Company entered a lease for its office facility under a non-cancelable 65-month operating lease, beginning March 1, 2007 and continuing through July 31, 2012. The monthly lease payment was $5,072 in 2006. The lease expense totaled $62,920 in 2006 and $59,290 in 2005.

The future minimum lease payments are:

2007	26,154
2008	63,555
2009	65,462
2010	67,426
2011	69,448
2012	41,212

SCHEDULE 1

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
DECEMBER 31, 2006

TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	317,746
LESS NON-ALLOWABLE ASSETS		
Commissions Receivable – Brokers		2,741
Prepaid Expenses		18,718
Furniture & Fixtures		2,264
Other Receivables		2,211
Receivable for Past Income Tax		3,602
Advances to Stockholder		145,731
Security Deposit		6,511
Subtotal Non Allowable Assets		181,778
Less: Haircut on Other Securities -		
Money Market ($23,522 x 15%-Equities)	$	(3,528)
Money Market ($7,131 x 2%-Tbills, CD's)		(143)
Cash ($199,848 No haircut)		-0-
		(3,671)
NET CAPITAL	$	132,287

 The Accompanying Notes to the Financial Statements are an Integral Part of these Statements

SCHEDULE 2

AMERICAN WEALTH MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934)
DECEMBER 31, 2006

	Reported in Unaudited Part II Focus Report	Difference	Reported in Audited Financial Statement
TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 311,598	$ 6,148	$ 317,746
Less: Non-Allowable Assets	211,157	(29,379)	181,778
Less: Haircuts	3,726	(55)	3,671
NET CAPITAL	$ 96,715	$ 35,582	$ 132,297

DIFFERENCE BETWEEN UNAUDITED AND ADJUSTED STATEMENTS

Decrease in Receivable-Brokers	$ (15,331)
Decrease in Employee Loan	(18,015)
Increase in Accum. Depreciation	(557)
Increase in Loan to Shareholder	4,525
Decrease in Commissions Payable	31,689
Increase in Income Tax Payable	(473)
Increase in Cash	7,921
Increase in Accounts Payable	(3,611)
NET INCREASE (DECREASE) IN SHAREHOLDERS' EQUITY	$ 6,148

 The Accompanying Notes to the Financial Statements are an Integral Part of these Statements

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
DECEMBER 31, 2006

AGGREGATE INDEBTEDNESS		
Payroll Taxes Payable	$	3,698
Accrued Liabilities		6,971
Commissions Payable		30,935
Income Tax Payable		4,408
Lawsuit Settlement Liability		60,031
TOTAL AGGREGATE INDEBTEDNESS	$	106,043
RATIO – Aggregate Indebtedness to Net Capital		0.801613 to 1
BASIS NET CAPITAL REQUIREMENT		
Net Capital (Schedule 1)	$	132,287
Minimum Net Capital Requirement (See note A below) ($106,043 x 6 2/3% = $7,062)		7,062
EXCESS NET CAPITAL	$	125,225

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

SCHEDULE 4

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENTS OF SUBORDINATED LIABILITIES
DECEMBER 31, 2006

The Company is exempt from compliance with Rule 15c3-3. All transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2006.

The Company had no liabilities subordinated to the claims for creditors as of December 31, 2006.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL STRUCTURE

To the Board of Directors
American Wealth Management, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of American Wealth Management, Inc., for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under S ction 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

goldman
316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Goldman & Company, CPAs, PC
February 12, 2007

END